(Translation)

File No. 82-34816

July 28, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Personnel Change by Our Subsidiary (Sammy Corporation)

Description

It is hereby notified that Sammy Corporation, a subsidiary of SEGA SAMMY HOLDINGS INC., will make a personnel change as of August 1, 2006, as described below:

Personnel change (as of August 1, 2006)

New Title	Name	Former Title
Executive Officer and Division Manager of Corporate Division	Hideo Hayashide	-

- END -